ACQUISITION OF SUBSCRIPTION RECEIPTS OF
DUNDEE WEALTH MANAGEMENT INC.

FOR IMMEDIATE RELEASE

Toronto, December 22, 2003– In accordance with regulatory requirements, Dundee Bancorp Inc. (DBC.A - TSX) ("Dundee Bancorp") announces that it has acquired 11,612,903 subscription receipts of Dundee Wealth Management Inc. ("Dundee Wealth") at $7.75 per subscription receipt pursuant to the distribution of subscription receipts under the prospectus of Dundee Wealth dated December 10, 2003.  In addition, Dundee Bancorp has been granted an option to acquire up to an additional 1,290,323 subscription receipts or common shares of Dundee Wealth, as applicable, at $7.75 per subscription receipt or common share.  This option is exercisable until January 23, 2004 and only upon the exercise of the over-allotment option granted by Dundee Wealth to the underwriters.  Each subscription receipt will be automatically exchanged for one common share of Dundee Wealth without payment of additional consideration at 5:00 p.m. (Toronto time) on the date the proceeds from the Dundee Wealth equity offering are released to Dundee Wealth.

Dundee Bancorp now holds, directly and indirectly, 60,726,779 Common Shares (assuming the exchange of subscription receipts for common shares), 2,289 special shares, series B, 5,453,668 first preference shares, series X and warrants to purchase an aggregate of 3,800,000 common shares of Dundee Wealth representing a 72.2% equity interest in Dundee Wealth, on an undiluted basis.  Dundee Bancorp owns, directly and indirectly, and exercises control and direction over securities of Dundee Wealth representing a 75.5% voting interest in Dundee Wealth, on an undiluted basis.

The securities of Dundee Wealth held directly and indirectly by Dundee Bancorp are held for investment purposes.  These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Bancorp Inc. is a holding company dedicated to wealth management, financial services and real estate.  Its domestic financial service activities are carried out through its 72% owned subsidiary, Dundee Wealth Management Inc.  Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands.  Together, these operations provide a broad range of financial products to individuals, institutions and corporations.  Dundee Bancorp’s real estate activities are conducted through its 85% owned subsidiary, Dundee Realty Corporation, which operates a land and housing business in Canada and the US.  Real estate activities also include a 43% interest in Dundee REIT, a Canadian real estate investment trust, which, following the closing of a recently announced transaction, owns a diversified portfolio of 13.2 million square feet of high-quality, office, industrial and retail properties across Canada. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly through wholly-owned subsidiaries.

For further information contact:

DUNDEE BANCORP INC.

Ned Goodman
President and Chief Executive Officer
(416) 365-5665
ngoodman@dundeebancorp.com